EXHIBIT 10.38

EMPLOYMENT AGREEMENT

    THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the Effective Date, by and between FIRST ALBANY COMPANIES INC., a New York corporation (“Company”) and PETER McNIERNEY (“Executive”).

W I T N E S S E T H:

    WHEREAS, Executive currently serves as the Chief Executive Officer of Company pursuant to the terms and conditions of an Employment Agreement dated June 30, 2006 between Company and Executive (the “Prior Agreement”); and

    WHEREAS, Company and Executive desire to terminate the Prior Agreement and enter into this Agreement, effective as of and contingent upon the occurrence of the Effective Date: and

    WHEREAS, Company desires to employ Executive as its President and Chief Operating Officer, and Executive desires to be employed in that position;

    NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Executive hereby agree as follows:

1.    Employment and Employment Period.

    (a) The Effective Date of this Agreement shall be the date of closing of the Recapitalization Transaction that has been agreed to by Company and MatlinPatterson Global Opportunities Partners II, L.P. and Affiliates, pursuant to the Investment Agreement, dated as of May 14, 2007, between First Albany Companies Inc. and MatlinPatterson FA Acquisition LLC (“Recapitalization Transaction”).

    (b) On the Effective Date, the Prior Agreement shall terminate. Executive shall, as of the Effective Date, forever relinquish all claims to any payment or other benefits under such Prior Agreement, except for any accrued but unpaid base salary or other compensation or benefits (including stock incentive rights) as of the Effective Date, and except for claims for indemnification arising prior to the Effective Date. The Company shall forever relinquish all claims and rights under the Prior Agreement, except for any claims or rights arising prior to the Effective Date for any breach of the restrictive covenants set forth in Section 11 of the Prior Agreement.

    (c) Company agrees to employ Executive and Executive agrees to be employed by Company, on the terms and conditions set forth in this Agreement, for a period commencing on the Effective Date and continuing thereafter until the third anniversary thereof, unless sooner terminated pursuant to Section 5 hereof (the “Employment Period”). Following the termination of Executive’s employment for any reason, he shall resign any and all officerships and directorships he then holds with Company or any of its Affiliates (as defined below).

2.     Title and Duties.

    (a) During the Employment Period, Executive shall serve as the President and Chief Operating Officer of Company. Executive shall have the duties, responsibilities and authority commensurate with such position and such other duties and responsibilities consistent with his position as may be reasonably assigned to Executive by Company’s Chief Executive Officer or that are otherwise set forth in Company’s By-Laws. Within thirty (30) days of the Effective Date, Company’s Board of Directors (“Board”) shall appoint Executive as a member of the Board and thereafter shall nominate Executive for election as a member of the Board when his seat on the Board is up for re-election. Executive shall report to Company’s Chief Executive Officer and shall perform his assigned duties and responsibilities at the offices of Company in New York City and other locations established by Company; provided, that, Executive may be required to travel on Company business during the Employment Period.

    (b) During the Employment Period, Executive shall devote substantially all of his working time and attention during normal working hours to the performance of his duties. Notwithstanding the foregoing, nothing in this Agreement shall restrict Executive from managing his personal investments, personal business affairs and other personal matters, or serving on civic or charitable boards or committees, if such activities do not interfere with the performance of his duties hereunder or conflict with the Company’s interests.

3.    Compensation and Benefits.

     For the services rendered by Executive to Company during the Employment Period, Company shall pay to Executive the compensation and benefits set forth in this Section 3.

    (a)Base Salary. As compensation for services performed under and during the Employment Period, Company shall pay to Executive, in regular periodic installments as in effect immediately prior to the Effective Date, a base salary (the “Base Salary”) at the rate of Three Hundred Thousand Dollars ($300,000) per year. Executive’s Base Salary shall be reviewed by the Board, and the compensation committee of the Board where appropriate, each year and may be adjusted upward from time to time at the discretion of the Board or the compensation committee of the Board.

    (b)Annual Cash Bonus. Executive shall participate in Company’s annual bonus pool for each fiscal year of Company that ends or begins during the Employment Period. Executive’s annual bonus will be paid under terms and conditions developed by the Board after good faith consultation with Executive.

    (c)Benefits. At all times during the Employment Period, Executive shall be entitled to receive the employee benefits of Company on such basis as is comparable to those provided to other senior executives of Company, subject to the terms and conditions of the relevant benefits plans and policies. Executive shall be entitled to vacation and paid holidays consistent with Company’s practices as adopted from time to time.

    (d)Restricted Stock Units.

        (i) Company shall grant Restricted Stock Units (“RSUs”) to Executive with respect to the common stock of the Company in accordance with the following schedule and subject to (A) the terms of the First Albany Companies Inc. 2007 Incentive Compensation Plan and the applicable award agreement (“Incentive Compensation Plan”) and (B) the conditions noted below:

Grant Dates	Vesting Dates	Settlement Dates
Upon closing of the Recapitalization Transaction: 600,000 shares	10% upon closing of Recapitalization Transaction 30% on first anniversary of closing 30% on second anniversary of closing 30% on third anniversary of closing	All shares settle on third anniversary of closing
June 30, 2008: 125,000 shares	One-third on June 30, 2009 One-third on June 30, 2010 One-third on June 30, 2011	All shares settle on June 30, 2011
January 1, 2009, Based Upon Achieving Performance Targets: 125,000 shares	One-third on January 1, 2010 One-third on January 1, 2011 One-third on January 1, 2012	All shares settle on January 1, 2012
June 9, 2009: 125,000 shares	One-third on June 30, 2010 One-third on June 30, 2011 One-third on June 30, 2012	All shares settle on June 30, 2012
January 1, 2010, Based Upon Achieving Performance Targets: 125,000 shares	One-third on January 1, 2011 One-third on January 1, 2012 One-third on January 1, 2013	All shares settle on January 1, 2013

        (ii) Performance Targets to which reference is made in Subsection (d)(i) of this Section 3 shall be determined by the Board in good faith consultation with Executive.

        (iii) No RSUs shall be granted to Executive following the termination of his employment for any reason.

        (iv) RSUs that have been granted to Executive during the Employment Period but have not vested prior to the termination of Executive’s employment shall upon such termination be automatically forfeited and shall never vest, except to the extent that RSUs granted prior to or upon the termination of Executive’s employment shall vest in accordance with the provisions of Subsection (a), (c), (d), (f), or (g) of Section 5 of this Agreement.

        (v) All vested RSUs shall be payable in shares of common stock upon the earliest of (A) the third anniversary of the date of grant of such RSUs, (B) the six-month anniversary of the date of the termination of Executive’s employment, (C) the date of Executive’s death, or (D) the date of Executive’s disability (within the meaning of Section 5(g) of this Agreement), reduced by any amount required for withholding of taxes. All RSUs shall be structured and paid in a manner that complies with the requirements of Section 409A of the Internal Revenue Code (“Section 409A”).

4.    Expenses.

    Subject to the reasonable policies and procedures of Company, Executive shall be entitled to be fully reimbursed for all reasonable expenses incurred by him in the performance of his duties hereunder, and Company will reimburse Executive from time to time for all such reasonable expenses upon presentation of a written itemized account thereof together with such vouchers, receipts and other evidence of such expenses to the extent applicable as Company may reasonably deem to be necessary.

5.    Termination and Termination of Benefits.

     Executive’s employment with Company shall terminate under the following circumstances:

    (a)Expiration of Employment Period Without Continued Employment of Executive by Company. Executive’s employment shall terminate as of the last day of the Employment Period. In such event, and subject to the other provisions of this Section 5, Executive shall be entitled only to the following payments and benefits:

        (i) Executive shall be entitled to receive any accrued but unpaid Base Salary through the last day of the Employment Period; any accrued benefits payable to Executive in accordance with Company’s benefits policies or the provisions of any benefit plan in which he is then a participant to the extent provided therein; and equity incentives that have vested prior to the termination of Executive’s employment in accordance with the terms of Company’s applicable plan, other than the Incentive Compensation Plan;

        (ii) Company shall pay Executive a pro-rated bonus for the fiscal year in which termination occurs, to be paid at the time such bonus would have been paid if Executive remained employed, and shall also pay Executive any bonus with respect to any completed fiscal year that had been earned at the time of the termination of Executive’s employment, but not yet paid;

        (iii) RSUs granted to Executive prior to the termination of his employment shall continue to vest in accordance with the provisions of the Incentive Compensation Plan and the schedule set forth in Section 3(d) of this Agreement, on condition that Executive agrees to remain a member of the Board in good standing and to meet all obligations of a Board member; and

        (iv) In the event that Company has not, at least six months prior to expiration of the Employment Period, offered to enter into a new Employment Agreement with Executive pursuant to which he would be employed as Company’s Chief Executive Officer following such expiration, Executive shall also receive upon such expiration a Severance Payment. For purposes of this Agreement, a “Severance Payment” shall be a lump-sum cash amount equal to One Million Eight Hundred Thousand Dollars ($1,800,000.00) less the publicly-traded market value, as of the date of termination of Executive’s employment hereunder, of one share of Company’s common stock multiplied by the number of RSUs granted to Executive that have become vested (whether or not paid) on or before the date of termination (adjusted for any splits). As a condition to receiving benefits under this Subsection (a)(iv), Executive shall execute and deliver to Company an irrevocable general release of claims against the Company, its Affiliates (as defined below) and their current and former directors, officers and employees, in a standard form used by Company in cases of terminations of employment (a “Release”). For all purposes under this Agreement, the Severance Payment shall be structured and paid in a manner that complies with the requirements of Section 409A, including any requirement that the Severance Payment (or a portion thereof) be delayed by six (6) months following termination of employment in order to comply with Section 409A.

    (b)Termination By Executive Without Good Reason. Executive may resign from Company at any time and for any reason that does not constitute Good Reason upon sixty (60) days’ prior written notice to the Board. In the event of resignation by Executive under this Subsection (b), the Board may elect to waive the period of notice, or any portion thereof and thereby accelerate the date of termination. In the event of termination by Executive of his employment under this Subsection (b), Executive shall be entitled only to the following payments and benefits:

        (i) Executive shall be entitled to receive any accrued but unpaid Base Salary through the effective date of such termination as soon as practicable following the date of termination; any accrued benefits payable to Executive in accordance with Company’s benefits policies or the provisions of any benefit plan in which he is then a participant to the extent provided therein; and equity incentives that have vested prior to the termination of Executive’s employment in accordance with the terms of Company’s applicable plan, other than the Incentive Compensation Plan;

        (ii) Company shall pay Executive any bonus with respect to any completed fiscal year that had been earned at the time of the termination of Executive’s employment, but not yet paid; and

        (iii) Executive shall also receive a Severance Payment, as defined in Section 5(a)(iv) of this Agreement, on condition that Executive shall execute and deliver to Company a Release.

    (c)Termination by Company Without Cause. Executive’s employment under this Agreement may be terminated by Company without Cause (as defined in Section 5(e) of this Agreement) upon a vote of the majority of the members of the Board (excluding Executive) and sixty (60) days’ prior written notice to Executive. In the event of such termination, Executive shall be entitled only to the following payments and benefits:

        (i) Company shall continue to pay to Executive his Base Salary until the date which is twelve (12) months following the termination of his employment under this Section 5(c) (the “Severance Period’’). Company shall also pay Executive a pro-rated bonus for the fiscal year in which the Severance Period ends, to be paid at the time such bonus would have been paid if Executive remained employed; and Company shall pay Executive any bonus with respect to any completed fiscal year that had been earned at the  time of the termination of Executive’s employment, but not yet paid;

        (ii) Company shall maintain in full force and effect, for the continued benefit of Executive for the Severance Period, the medical, hospitalization and dental insurance plans and programs in which Executive was participating immediately prior to the date of termination at the level in effect and upon substantially the same terms and conditions (including, if applicable, contributions required by Executive for such benefits) as existed immediately prior to the date of termination; provided, that, if Executive cannot continue to participate in Company’s plans and programs providing such benefits, Company shall arrange to provide Executive with the economic equivalent of such benefits which he otherwise would have been entitled to receive under such plans and programs (“Continued Benefits”). Such Continued Benefits shall terminate on the date or dates Executive receives substantially similar coverage and benefits, without waiting period or pre-existing condition limitations, under the plans and programs of a subsequent employer; provided, that, the determination of coverage and benefits shall be made on a plan by plan and benefit by benefit basis and Company’s obligation under this Section 5(c) shall continue with respect to any plan or benefit that is not substantially similar to those in effect when Executive’s employment terminated. At the end of the Severance Period, Executive shall have the right to elect continuation coverage under COBRA to the extent still eligible under applicable law;

        (iii) Executive shall be paid or provided any accrued benefits payable to Executive in accordance with Company’s benefits policies or the provisions of any benefit plan in which he is then a participant to the extent provided therein; and equity incentives that have vested prior to the termination of Executive’s employment in accordance with the terms of Company’s applicable plan, other than the Incentive Compensation Plan;

        (iv) RSUs granted to Executive prior to the termination of his employment shall continue to vest under the Incentive Compensation Plan in accordance with the schedule set forth in Section 3(d) of this Agreement, on condition that Executive shall execute and deliver to Company a Release and a restrictive covenant agreement substantially as set forth in Section 8(a) of this Agreement, in accordance with and for a term not to exceed eighteen (18) months as provided by the Incentive Compensation Plan; and

        (v) Executive shall also receive a Severance Payment, as defined in Section 5(a)(iv) of this Agreement, on condition that Executive shall execute and deliver to Company a Release.

    (d)Termination by Executive for Good Reason. Executive may terminate his employment hereunder for Good Reason by giving written notice to the Board within thirty (30) days after the occurrence of any one of the events specified in Subsection (d)(i) of this Section 5, without his prior written consent, specifying that such termination shall occur thirty (30) days after such notice has been given to the Board, provided, however, that such notice shall not be effective to cause termination under this Subsection (d) if the specified event is cured by Company within thirty (30) days of such written notice thereof.

        (i) Only the following shall constitute “Good Reason” for such termination:

            (A) Failure by Company to perform fully the terms of this Agreement, or any plan or agreement referenced in this Agreement, other than an immaterial and inadvertent failure not occurring in bad faith and remedied by Company promptly (but not later than five (5) days) after receiving notice thereof from Executive;

            (B) Any reduction in Executive’s Base Salary or failure to pay any bonuses or other material amounts due under this Agreement in accordance herewith;

            (C) The assignment to Executive of any duties inconsistent in any material respect with his position or with his authority, duties or responsibilities as President and Chief Operating Officer, or any other action by Company which results in a diminution in such position, authority, duties or responsibilities, or reporting relationship, excluding for this purpose any immaterial and inadvertent action not taken in bad faith and remedied by Company promptly (but not later than ten (10) days after receiving notice from Executive);

            (D) Any change in the place of Executive’s principal place of employment to a location outside New York City;

            (E) Any failure by Company to obtain an assumption and agreement to perform this Agreement by a successor.

        (ii) In the event of termination by Executive for Good Reason, Executive shall be entitled only to the following payments and benefits:

            (A) Executive shall be entitled to receive any accrued but unpaid Base Salary through the effective date of such termination as soon as practicable following the date of termination; any accrued benefits payable to Executive in accordance with Company’s benefits policies or the provisions of any benefit plan in which he is then a participant to the extent provided therein; and equity incentives that have vested prior to the termination of Executive’s employment in accordance with the terms of Company’s applicable plan, other than the Incentive Compensation Plan;

            (B) Company shall pay Executive a pro-rated bonus for the fiscal year in which termination occurs, to be paid at the time such bonus would have been paid if Executive remained employed, and shall also pay Executive any bonus with respect to any completed fiscal year that had been earned at the time of the termination of Executive’s employment, but not yet paid; and

            (C) Executive shall receive the benefits set forth in Section 5(c)(iv) and (c)(v) of this Agreement.

    (e)Termination by Company for Cause. Executive’s employment hereunder may be terminated by Company for Cause, subject to the following conditions:

        (i) Only the following shall constitute Cause for termination:

            (A) Executive’s conviction of, or plea of guilty or “no contest” to, any felony;

            (B) Executive’s conviction of, or plea of guilty or “no contest” to, a violation of criminal law involving Company and its business;

            (C) Executive’s commission of an act of fraud or theft, or material dishonesty in connection with his performance of duties to Company; or

            (D) Executive’s willful refusal or gross neglect by Executive to perform the duties reasonably assigned to him and consistent with his position with Company or otherwise to comply with the material terms of this Agreement, which refusal or gross neglect continues for more than fifteen (15) days after Executive receives written notice thereof from Company providing reasonable detail of the asserted refusal or gross neglect (and which is not due to a physical or mental impairment).

        (ii) In no event shall Executive’s employment be considered to have been terminated for Cause unless and until Executive receives a copy of a resolution adopted by the Board finding that, in the good faith opinion of the Board, Executive is guilty of acts or omissions constituting Cause, which resolution has been duly adopted by an affirmative vote of a majority of the Board, excluding Executive and any individual alleged to have participated in the acts constituting Cause. Any such vote shall be taken at a meeting of the Board called and held for such purpose, after reasonable written notice is provided to Executive setting forth in reasonable detail the facts and circumstances claimed to provide a basis of termination for Cause and Executive is given an opportunity, together with counsel, to be heard before the Board.

        (iii) In the event Executive is terminated for Cause, Executive shall be entitled only to the payments and benefits described in Subsection (b) of this Section 5, and Company shall have no further obligations to Executive under this Agreement.

    (f)Death. Executive’s employment shall terminate upon his death. In such event, Executive shall be entitled only to the following payments and benefits:

        (i) Executive shall be entitled to receive any accrued but unpaid Base Salary through the effective date of such termination as soon as practicable following the date of termination; any accrued benefits payable to Executive in accordance with Company’s benefits policies or the provisions of any benefit plan in which he is then a participant to the extent provided therein; and equity incentives that have vested prior to the termination of Executive’s employment in accordance with the terms of Company’s applicable plan, other than the Incentive Compensation Plan;

        (ii) Company shall pay Executive a pro-rated bonus for the fiscal year in which termination occurs, to be paid at the time such bonus would have been paid if Executive remained employed, and shall also pay Executive any bonus with respect to any completed fiscal year that had been earned at the time of the termination of Executive’s employment, but not yet paid;

        (iii) RSUs granted to Executive prior to the termination of his employment shall vest upon such termination in accordance with the provisions of the Incentive Compensation Plan; and

        (iv) Executive shall also receive a Severance Payment, as defined in Section 5(a)(iv) of this Agreement.

    (g)Disability. In the event that Executive becomes disabled, as determined under Company’s long-term disability income plan, and receives income replacement benefits under such plan or another accident and health plan covering employees of Company for a period of not less than three (3) months; or, in the absence of such plan or plans, by reason of Executive’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, Executive’s employment shall be deemed terminated by reason of disability; provided, that, in no event shall Executive be terminated by reason of disability unless Executive receives written notice from Company, at least fifteen (15) days in advance of such termination, stating its intention to terminate Executive by reason of disability. In the event of termination by reason of disability, Executive shall be entitled only to the payments and benefits described in Subsection (f) of this Section 5, provided, that, as a condition to receipt of a Severance Payment, Executive shall execute and deliver to Company a Release.

6.     Tax Indemnity.

    Anything in this Agreement to the contrary notwithstanding, in the event it is determined that any payment or distribution by Company to Executive or for his benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”) would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any successor provision) (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount that, after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment. Such Gross-Up Payment shall be made to Executive within thirty (30) days following the date of determination that a Gross-Up Payment is required to be paid to Executive in accordance with the remaining terms of this Section 6(b). Subject to the provisions of this Section 6(b), all determinations required to be made under this Section 6, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by Company’s principal independent accounting firm at the time such determination is made (the “Accounting Firm”). Executive agrees to promptly furnish information requested by the Accounting Firm in connection with such determinations. The Accounting Firm shall provide detailed supporting calculations both to Company and Executive within thirty (30) days following the date an event occurs that could give rise to an excise tax on a Payment, or such earlier time as is requested by Company. Any determination by the Accounting Firm shall be binding upon Company and Executive except as provided elsewhere in this Section 6. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that a Gross-Up Payment which will not have been made by Company should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. In the event that Company exhausts its remedies pursuant to this Section 6 and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment, together with any penalties and interest related to such Underpayment, if any, shall be made promptly by Company to Executive or for his benefit. Executive shall notify Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by Company of the Gross-Up Payment. Such notification shall be given as soon as practicable after Executive knows of such claim and shall apprise Company of the nature of the claim and the date on which the claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which Executive gives such notice to Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

        (i) give Company any information reasonably requested by Company relating to such claim,

        (ii) take such action in connection with contesting the claim as Company reasonably requests in writing from time to tune, including, without limitation, accepting legal representation with regard to the claim by an attorney selected by Company, and acceptable to Executive,

        (iii) cooperate with Company (at no cost to Executive) in good faith in order effectively to contest the claim, and

        (iv) permit Company to participate in any proceedings relating the claim;

provided, however, that Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payments of costs and expenses. Without limitation of the foregoing provisions of this Section 6, Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Company determines; provided, further, however, that (A) if Company directs Executive to pay such claim and sue for a refund, Company shall advance the amount of such payment to Executive on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance; and (B) any request by Company that Executive extend the statute of limitations relating to payment of taxes for his taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. If, after the receipt by Executive of an amount advanced by Company pursuant to this Section 6, Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to Company’s complying with the requirements of this Section 6) promptly pay to Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by Company pursuant to this Section 6, a determination is made that Executive shall not be entitled to any refund with respect to such claim and Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

7.	Confidential Information; Removal of Documents; Certain Post-Employment Undertakings.

    (a) Except (i) as required in order to perform his obligations under this Agreement, (ii) as may otherwise be required by law or any legal process, or (iii) as is necessary in connection with any adversarial proceeding against Company (in which case Executive shall use his reasonable best efforts in cooperating with Company in obtaining a protective order against disclosure by a court of competent jurisdiction), Executive shall not, without the express prior written consent of Company, disclose or divulge to any other person or entity, or use or modify for use, directly or indirectly, in any way, for any person or entity any of Company’s or an Affiliate’s (as defined below) Confidential Information at any time during or after Executive’s employment. For purposes of this Agreement, “Confidential Information” shall mean any valuable, competitively sensitive or proprietary data and information related to business carried on by Company or any Affiliate (the “Business”), including, without limitation, Trade Secrets (as defined below), that are not generally known by or readily available to Company’s or any Affiliate’s competitors. “Trade Secrets” shall mean information or data of Company or any Affiliate in connection with the Business, including, but not limited to, technical or non-technical data, financial information, programs, devices, methods, techniques, drawings, processes, financial plans, product plans, or lists of actual or potential customers or suppliers, that: (A) derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from their disclosure or use; and (B) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy. “Affiliate” shall mean an entity in control of, controlled by or under common control with Company.

    (b) All records, files, drawings, documents, models, equipment, and the like containing Confidential Information or needed in the Business over which Executive has control shall not be removed from Company’s premises without its written consent, unless such removal is in the furtherance of the Business or is in connection with Executive’s carrying out his duties under this Agreement and, if so removed, shall be returned to Company promptly after termination of Executive’s employment hereunder, or otherwise promptly after removal if such removal occurs following termination of employment. Company shall be the owner of all Trade Secrets and other products relating to the Business developed by Executive alone or in conjunction with others as part of his employment with Company.

    (c) In the scope of Executive’s employment with Company, Executive may be requested, alone or with others, to create, invent, enhance, and modify items which are or could be deemed to be Confidential Information. Executive acknowledges and agrees that all such information is intended to be, and will remain, the sole and exclusive property of Company. If Executive’s employment with Company terminates for any reason, he shall promptly and fully disclose all such property to Company, shall provide Company with any information that it may reasonably request about such property and shall execute such agreements, assignments or other instruments as may be reasonably requested by Company to reflect such ownership by Company and shall fully cooperate with Company to protect the business relationships of Company and to insure that there will be no unreasonable interference or disruption of such business relationships.

8.     Restrictive Covenants.

    (a) Executive covenants that, during the Employment Period, he will not, without the prior written consent of Company, participate in the ownership, management, operation or control of a Competitor or be employed by or perform services for a Competitor in a position substantially similar to Executive’s position with Company; provided, however, that Executive may own, solely as a passive investment, securities of any entity traded on any national securities exchange if Executive is not a controlling person of (nor owns individually or as a member of a group, 5% or more of) such entity. For purposes of this Section 8, “Competitor” means any broker-dealer or financial advisory firm whose principal place of business is in the United States.

    (b) Executive covenants that in the event his employment by the Company shall terminate for any reason, then during a period of twelve (12) months after the date of such termination, Executive shall not, directly or indirectly, solicit for employment or hire anyone who was an employee of Company within the period of 180 days prior to such termination.

9.     Remedy.

    (a) Executive acknowledges that: (i) as a result of Executive’s employment by Company, Executive will obtain Confidential Information; (ii) the Confidential Information has been developed and created by Company at substantial expense and the Confidential Information constitutes valuable proprietary assets and Company will suffer substantial damage and irreparable harm which will be difficult to compute if during the term of employment and thereafter, Executive should divulge such Confidential Information in violation of the provisions of this Agreement; (iii) the nature of Company’s business is such that it could be conducted anywhere in the world and that it is not limited to a geographic scope or region, (iv) Company will suffer substantial damage which will be difficult to compute if Executive should compete with Company or solicit or interfere with Company’s employees, customers or clients in violation of this Agreement; (v) the provisions of this Agreement are reasonable and necessary for the protection of Company’s business; (vi) Executive will not be unreasonably precluded from earning a living following his termination of employment if the provisions of Sections 7 and 8 of this Agreement are fully enforced; and (vii) Company would not have entered into this Agreement unless Executive agreed to be bound by the terms of Sections 7 and 8 of this Agreement.

    (b) Should Executive engage in or perform any of the acts prohibited by Section 7 or Section 8 hereof, it is agreed that Company shall be entitled to full injunctive relief, to be issued by any competent court of equity, enjoining and restraining Executive and each and every other person, firm, organization, association, or corporation concerned therein, from the continuance of such volatile acts.

10.    Assignment.

    This Agreement shall be binding upon and shall inure to the benefit of Company, its successors and any person, firm, corporation or other entity that succeeds to all or substantially all of the business, assets or property of Company, including without limitation in connection with any sale of Company. This Agreement may be assigned, in whole but not in part, by Company to any successor to the Company or its business or any subsidiary or Affiliate of Company, provided, that, such assignment does not relieve Company of its obligations under this Agreement if the assignee fails to perform. Executive may not assign any rights or delegate any duties in or under this Agreement.

11.    Waiver.

    The waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed as a waiver of any prior or subsequent breach thereof.

12.    Amendment or Modification.

    No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Executive and a duly authorized officer of Company (other than Executive) acting on behalf of the Board.

13.    Governing Law.

    This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to choice or conflict of law principles.

14.    Severability.

    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

15.    Notices.

    Any notices required or permitted to be given hereunder shall be sufficient if in writing, and if delivered by hand, by courier, by facsimile, or sent by certified mail, return receipt requested, prepaid, to the address set forth below or such other address as either party may from time to time designate in writing to the other and shall be deemed given as of the date of the delivery if delivered by hand or by courier, if mailed, four (4) days after the date of mailing.

If to Executive:
Peter McNierney
c/o First Albany Capital Inc.
One Penn Plaza - 42nd floor
New York, NY 10119

With a copy to:

Paul J. Wessel
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005

If to Company:
First Albany Companies Inc.
677 Broadway
Albany, NY 12207
Attention: Patricia Craig

With a copy to:

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
Attention: Christopher P. Peterson

16.    Entire Agreement and Binding Effect.

    This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, and legal representatives.

17.    Counterparts.

    This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in pleading or providing any provision of this Agreement it shall not be necessary to produce more than one of such counterparts.

18.    Headings.

    The Section headings appearing in this Agreement are for reference purposes only and shall not be considered a part of this Agreement or in any way modify, amend or affect its provisions.

19.    Indemnification.

    Company will, to the maximum extent permitted under applicable law and Company’s By-Laws and consistent therewith, indemnify and hold Executive harmless against expenses and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of Executive’s employment by Company. In addition, Company shall cover Executive under directors’ and officers’ liability insurance both during and, while potential liability exists, after the term of employment in the same amount and to the same extent as Company covers its other officers and directors.

20.    Drafting.

     The parties hereto acknowledge and agree that this Agreement has been drafted jointly by Company and Executive and each has had ample opportunity to review and understand its provisions and seek competent legal advice.

21.    Dispute Resolution.

    Except as provided in Section 9 of this Agreement, all disputes arising out of, or related to, this Agreement, or the breach thereof, shall be settled by binding arbitration in the City of New York, New York, in accordance with the applicable rules then in effect of the American Arbitration Association, and the arbitrator’s decision shall be binding and final, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.

22.    Survival.

    The respective obligations of, and benefits offered to Executive and Company as provided in this Agreement shall survive the termination of this Agreement to carry out their intended purpose.

23.    Compliance with Section 409A.

    Notwithstanding any provision of this Agreement to the contrary, no payment or benefit shall be paid at any time or in any manner that would result in the imposition of additional tax pursuant to Section 409A of the Code. The parties agree that any such payment or benefit will be restructured in order to comply with the requirements of Section 409A on a basis that preserves to the maximum extent possible the economic rights of Executive hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 15th day of May, 2007.

FIRST ALBANY COMPANIES INC.

/s/ George McNamee By: George McNamee Title: Chairman, First Albany Companies Inc.

EXECUTIVE:

/s/ Peter McNierney PETER McNIERNEY